

Mail Stop 3561

March 20, 2018

<u>Via E-Mail</u>
Ms. Joey Chancis
Chief Executive Officer
Joey New York, Inc.
Trump Tower I,
16001 Collins Ave. #3202,
Sunny Isles Beach, FL 33160

>   **Re: Joey New York, Inc.**
>   **Form 10-K for the Year Ended February 28, 2017**
>   **Filed June 13, 2017**
>   **File No. 333-180954**

Dear Ms. Chancis:

We issued comments on the above captioned filing on January 25, 2018. On March 3, 2018, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Nasreen Mohammed, Assistant Chief Accountant at 202-551-3773 or Angela Lumley, Senior Staff Accountant, at 202-551-3398 with any questions.

>   Sincerely,
>
>   /s/Craig Arakawa
>
>   Craig Arakawa
>   Branch Chief
>   Office of Beverages,
>   Apparel and Mining

CC: M. Richard Cutler, Esq.